UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): January 12, 2021

OAKTREE ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-38986	98-1482650
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

333 South Grand Avenue, 28th Floor Los Angeles, CA		90071
(Address of principal executive offices)		(Zip Code)

(213) 830-6300

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, $0.0001 par value, and one-third of one redeemable warrant	OAC.U	New York Stock Exchange
Class A Ordinary Shares included as part of the units	OAC	New York Stock Exchange
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	OAC WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events

Supplemental Disclosures to Proxy Statement

As previously disclosed, on September 30, 2020, Oaktree Acquisition Corp. (“OAC”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among OAC, Rx Merger Sub, Inc. and Hims, Inc. (“Hims”).

On November 5, 2020 and January 5, 2021, OAC received letters (the “Shareholder Letters”) from Rigrodsky & Long P.A. and WeissLaw LLP, respectively, on behalf of purported shareholders of OAC claiming certain allegedly material omissions in the preliminary proxy statement filed on October 23, 2020 and in the definitive proxy statement filed on December 29, 2020, respectively, by OAC in connection with the transactions contemplated by the Merger Agreement (together, the “Business Combination”). On December 29, 2020, OAC filed the definitive proxy statement relating to the Business Combination (the “Proxy Statement”).

While OAC believes that the disclosures set forth in the Proxy Statement comply fully with applicable law, in order to moot the purported shareholders’ disclosure claims in the Shareholder Letters, to avoid nuisance, cost and distraction, and to preclude any efforts to delay the closing of the Business Combination, OAC has determined to voluntarily supplement the Proxy Statement with the supplemental disclosures set forth below (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, OAC specifically denies all allegations in the Shareholder Letters that any additional disclosure was or is required. OAC believes the Shareholder Letters are without merit.

The following supplemental information should be read in conjunction with the Proxy Statement, which should be read in its entirety. All page references are to pages in the Proxy Statement, and terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement. Underlined text shows text being added to a referenced disclosure in the Proxy Statement.

The following disclosure replaces the fourth paragraph under the heading “Background to the Business Combination” on page 112 of the Proxy Statement.

In the process that led to identifying Hims as an attractive investment opportunity, OAC’s management team evaluated over 300 potential business combination targets, entered into non-disclosure agreements with approximately 40 potential business combination targets (other than Hims), and submitted non-binding indications of interest or letters of intent with respect to 12 potential business combination targets (other than Hims). Such non-disclosure agreements contained customary terms for a special purpose acquisition company and a private company target, including confidentiality provisions and use restrictions for information provided by the target and exceptions to such provisions.

The following disclosure replaces the fifth paragraph under the heading “Background to the Business Combination” on page 114 of the Proxy Statement.

From and after August 18, 2020, the parties continued to negotiate the Merger Agreement and the ancillary documents thereto, including the Sponsor Agreement, the Sponsor Registration Rights Agreement, the Amended and Restated Investors’ Rights Agreement, and the Proposed Governing Documents. The various drafts exchanged reflected the parties’ negotiations on, among other things, the consideration structure, interim operating covenants, post-closing governance matters, including adoption of a dual class voting structure, scope of registration rights, the Hims Pre-Closing Redemption, the size of the Incentive Equity Plan and the ESPP, and other matters. In addition, throughout this period, the board of directors of Hims met regularly to evaluate and agree upon the key terms of the various drafts exchanged between the parties. Over the same period of time, representatives of OAC management and Hims also discussed the composition of the board of the combined company. No current directors or officers of OAC will serve as directors or officers of the combined company post-closing and will not otherwise be employees of the combined company, upon consummation of the Business Combination, and each will resign as a director and/or officer of OAC, as applicable, in connection with the Closing.

The following disclosure replaces the first paragraph under the heading “Background to the Business Combination” on page 116 of the Proxy Statement.

On September 29, 2020, the OAC Board held a meeting via telephone, together with the management of OAC and representatives of K&E, Walkers (Cayman Islands counsel to OAC), Credit Suisse, and Deutsche Bank reviewed the terms of the proposed final definitive documentation. Messrs. McCaney, Taubman, and Pardesi led a question and answer discussion and walked the OAC Board through certain specific deal terms. The OAC Board noted that it was not obtaining a third-party valuation or fairness opinion in connection with their determination to approve the Business Combination, but because its officers and directors had substantial experience in evaluating the operating and financial merits of companies from a wide range of industries, the OAC Board concluded that their experience and backgrounds enabled them to make the necessary analyses and determinations regarding the Business Combination. The OAC Board also concluded that Hims has a fair market value equal to at least 80% of the balance in the trust account (less any deferred underwriting commissions and taxes payable on interest earned), and would have such fair market value at the time of OAC’s signing of a definitive agreement for the Business Combination, and thus determined that this test was met in connection with the proposed Business Combination. The OAC Board also reviewed proposed resolutions which would be adopted by the OAC Board in order to approve the entry into the Merger Agreement and related transactions. The OAC Board determined, based on the factors cited in “The OAC Board’s Reasons for the Business Combination,” that it was in the best interests of OAC to proceed with executing a transaction on the terms discussed and based on the documents reviewed, and authorized OAC’s officers to finalize the documentation. In connection with the consummation of the Business Combination, Credit Suisse and Deutsche Bank will be entitled to deferred underwriting compensation as set forth in the registration statement for OAC’s initial public offering, which closed on July 22, 2019, and customary fees in connection with the PIPE Financing, with payment due at, and conditioned upon the Closing; in addition, Credit Suisse and Deutsche Bank have also performed various services to certain of the parties to the Merger Agreement and their affiliates in the past.

General Meeting Dial-in Information

As previously announced, the extraordinary general meeting (the “General Meeting”) of the shareholders of Oaktree Acquisition Corp. will be held on Tuesday, January 19, 2021 at 9:00 a.m., New York City Time. On January 12, 2021, OAC issued a press release announcing that, due to the public health and safety concerns related to the coronavirus (COVID-19) pandemic and recommendations and orders from federal and New York authorities, OAC is strongly encouraging that shareholders attend the General Meeting by teleconference rather than in person. The purpose of the General Meeting is to vote on certain proposals relating to the previously announced Merger Agreement and the Business Combination. A copy of the press release is furnished herewith as Exhibit 99.1 to this Current Report on Form 8-K.

The General Meeting will be accessible by dialing +1 (833) 495-0910 (toll free—North America) or (209) 940-8047 (International). Shareholders will be able to ask questions to OAC’s management via the conference line.

All information about the General Meeting, including the definitive proxy statement, is available at https://www.cstproxy.com/oaktreeacquisitioncorp/2021.

Additional Information

OAC has filed with the Securities and Exchange Commission (the “SEC”) a definitive proxy statement/prospectus. OAC has mailed the definitive proxy statement/prospectus and other relevant documents to its shareholders. Investors and security holders of OAC are advised to read the definitive proxy statement/prospectus in connection with OAC’s solicitation of proxies for the General Meeting of shareholders, at which the Business Combination (and related matters) will be considered and voted upon, because the definitive proxy statement/prospectus contains important information about the Business Combination and the parties to the Business Combination. The definitive proxy statement/prospectus was mailed to shareholders of OAC that hold their shares in “street name” as of December 4, 2020; shareholders that hold their shares in registered form are entitled to vote their shares held on the date of the meeting. Shareholders will also be able to obtain copies of the definitive proxy statement/prospectus, without charge, on the SEC website at www.sec.gov, or by directing a request to: Oaktree Acquisition Corp., 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

Participants in the Solicitation

OAC and its directors and executive officers may be deemed participants in the solicitation of proxies from OAC’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in OAC is contained in the definitive proxy statement, which was filed with the SEC and available free of charge at the SEC’s website at www.sec.gov, or by directing a request to: Oaktree Acquisition Corp., 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

Hims and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of OAC in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination is included in the definitive proxy statement for the Business Combination.

Forward Looking Statements

Certain statements in this Current Report on Form 8-K may be considered forward-looking statements. Forward-looking statements generally relate to future events or OAC’s or Hims’s future financial or operating performance. For example, statements about the expected timing of the completion of the Business Combination, the benefits of the Business Combination, the competitive environment, and the expected future performance (including future revenue, pro forma enterprise value, and cash balance) and market opportunities of Hims are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by OAC and its management, and Hims and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger (as it may be amended, supplemented or otherwise modified from time to time), by and among OAC, Rx Merger Sub, Inc. and Hims; (2) the outcome of any legal proceedings that may be instituted against OAC, Hims, the combined company or others following the announcement of the Business Combination; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of OAC or to satisfy other conditions to closing, including the satisfaction of the minimum trust account amount following any redemptions; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards at or following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Hims as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Hims or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the limited operating history of Hims; (12) the Hims business is subject to significant governmental regulation; (13) the Hims business may not successfully expand into other markets, including womens’ health and (14) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in OAC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, and which are set forth in the Registration Statement on Form S-4 to filed by OAC with the SEC in connection with the Business Combination.

Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither OAC nor Hims undertakes any duty to update these forward-looking statements.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Press release, dated January 12, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 12, 2021	OAKTREE ACQUISITION CORP.

	By:	/s/ Patrick McCaney
	Name:	Patrick McCaney
	Title:	Chief Executive Officer